FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2010.

Total number of pages: 7

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Emerson Electric Co.’s Motors & Controls Business and Announces Outline of Its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released at 8:30 a.m. on October 1, 2010, in Kyoto, Japan

Nidec Completes Acquisition of Emerson Electric Co.’s Motors & Controls Business and Announces Outline of Its New Subsidiaries

Nidec Corporation (NYSE: NJ, “Nidec” or “we”) today announced that it completed the acquisition of the Motors & Controls business of Emerson Electric Co. (the “Acquired Business”) on October 1, 2010 (September 30, 2010, U.S. time). As a result, the Acquired Business, now consisting of the foreign companies listed below, became Nidec’s subsidiaries.

In this connection, Nidec also announced the establishment of NIDEC MOTOR HOLDINGS CORPORATION, which is expected to become the holding company of the new subsidiaries, as discussed below.

The following is an outline of the companies that became Nidec’s new subsidiaries today:

1.

Outline of the New Subsidiaries

1

Company Names

•

Japan: NIDEC MOTOR HOLDINGS CORPORATION

•

USA：NIDEC MOTOR CORPORATION

•

Canada：NIDEC MOTOR CANADA CORPORATION

•

Mexico：Compania de Motores Domesticos, S.A. de C.V. *

•

Mexico：Controles Electromecanicos de Mexico S.A. de C.V. *

•

Mexico：Emerson Laminaciones de Acero de Monterrey, S.A. de C.V. *

•

Mexico：Motores U.S. de Mexico, S.A. de C.V. *

•

Mexico：U.S.E.M. de Mexico S.A. de C.V. (subsidiary of Motores U.S. de Mexico S.A. de C.V.)*

•

Mexico: Motores Reynosa, S.A. de C.V. *

•

Mexico：Rotores S.A. de C.V. *

•

UK：SR Drives Manufacturing Limited *

•

UK：Switched Reluctance Drives Limited *

•

UK：Reluctance Motor Limited (subsidiary of Switched Reluctance Drives Limited)*

* Company name expected to be changed after the closing of the transaction.

2

Capital Structure

We have made the group of companies listed above our direct wholly owned subsidiaries. However, we own 99.99% of each of the Mexican subsidiaries, and the remaining 0.01% (1 share) will be owned by the U.S. subsidiary, as the local law requires the subsidiaries to be held by at least two shareholders.

In the future, we expect to transfer the group of foreign subsidiaries listed above under NIDEC MOTOR HOLDINGS CORPORATION. We plan to make an announcement once the timing and other details of this transaction are determined.

3

Outline of NIDEC MOTOR CORPORATION

NIDEC MOTOR CORPORATION, our new subsidiary in the U.S., is expected to play a central role in the control and management of the Acquired Business.

1)  Directors and Officers

Chairman of the Board of Directors:	Shigenobu Nagamori (Representative Director, President and Chief Executive Officer of Nidec)
Director:	Motoyoshi Hanaoka (Vice President of Nidec)
Director, President and Chief Executive Officer:	Patrick K. Murphy
Executive Vice President, Chief Financial Officer and Treasurer:	Elizabeth Miller
Executive Vice President, General Counsel and Secretary:	Mark D. Becker

2)  Address

     8050 West Florissant Avenue, St. Loius, MO 63136 U.SA.

3)  Establishment Date

     August 26, 2010

4

Outline of NIDEC MOTOR HOLDINGS CORPORATION

1)  Directors and Auditor

Chairman and Representative Director:	Shigenobu Nagamori (Representative Director, President and Chief Executive Officer of Nidec)
Director and President:	Patrick K. Murphy (Director, President and Chief Executive Officer of NIDEC MOTOR CORPORATION)
Director:	Masuo Yoshimatsu (Member of the Board, Senior Vice President and Chief Financial Officer of Nidec)
Director:	Motoyoshi Hanaoka (Vice President of Nidec)
Auditor:	Tadaaki Hamada (Member of the Board, First Senior Vice President of Nidec)

2)  Address

     338 Kuze Tonoshirocho, Minami-ku, Kyoto City, Kyoto, Japan

3)  Establishment Date

     October 1, 2010

2.

Future Operation Policy and Investment Plan

With respect to our home appliance motor business, in January 2010, we acquired Sole Motors (currently, Nidec Sole Motor Corporation S.R.L.) and have strived to strengthen the home appliance motor business in Europe. In the future, we intend to realize to the fullest the effect of synergy with the Acquired Business (in development, production and sales), which has strengths in North America.  We also intend to respond to a wide variety of customer needs in small to large motors by adding to our current product portfolio the Acquired Business’s large industrial motors and medium-sized central air conditioning motors. In addition, we intend to apply high level motion control technologies of the Acquired Business to the development of next generation products such as motors for electric vehicles, and seek further growth in our automobile motor business.

3.

Effect on Financial Performance for the Current Fiscal Year

Once we determine the impact of the transaction on our financial performance for the current fiscal year, we will make appropriate disclosure pursuant to the rules of the Tokyo Stock Exchange, and announce any changes to our forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology, and changes in economic environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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